

December 9, 2013

<u>Via E-Mail</u>
David BH. Martin
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, DC 20004

> **Re:**   **Santarus, Inc.**
> **Schedule TO-T filed December 3, 2013, 2013**
> **Filed by Salix Pharmaceuticals, Ltd.** *et al*
> **File No. 5-46651**

Dear Mr. Martin:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filing concerning the matters identified in our comment below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your offer materials.

Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Appraisal Rights, page 48</u>

1. We note the disclosure stating that a stockholder wishing to exercise appraisal rights must deliver the written demand for appraisal of Shares "within the later of the consummation of the Offer and December 23, 2013." Please revise to clarify precisely when the consummation of the Offer will occur for purposes of exercising appraisal rights. For instance, clarify whether consummation means the Expiration Date of the Offer, the time the bidder accepts the tendered shares, or the time of settlement.

Closing Information

Please amend the filing in response to the above comment. We may have further comments upon receipt of your additional filing(s); therefore, please allow adequate time for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. Please transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with our comment is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures made.

In connection with responding to our comment, please provide, in writing, a statement from the filing persons acknowledging that:

- They are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions